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                           October 30, 2023

       Wanjun Yao
       Chief Executive Officer
       Tungray Technologies Inc.
       #02-01, 31 Mandai Estate,
       Innovation Place Tower 4,
       Singapore 729933

                                                        Re: Tungray
Technologies Inc.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed October 4,
2023
                                                            File No. 333-270434

       Dear Wanjun Yao:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1

       Risk Factors
       Risks Related to Doing Business in Singapore
       Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions)..., page 51

   1. We note your disclosure that the spread of COVID-19 did not have any material impact on
                                                        the Company   s
business during the six months ended June 30, 2023, and the years ended
                                                        December 31, 2022 and
2021. We also note your disclosure on page 85 that "during the six months ended June
30, 2023, due to the end of the COVID-19 pandemic, the market needs for printers and
other automation equipment returned to a normal level which
                                                        resulted in a sharp
decrease in the new purchase demand of customers in 2023."
                                                        Please revise your
discussion regarding the impact of the COVID-19 pandemic or advise.
 Wanjun Yao
Tungray Technologies Inc.
October 30, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Tungray
Key Factors Affecting Results of Operations, page 82

2. We note that management considers customer retention a key factor affecting your results of operations. We also note that your overall customer retention rates decreased from
         52.2% during the six months ended June 30, 2022, to 45.6% during the same period in
         2023, which is also a decrease from the 48.8% retention rate for fiscal year 2022. Please revise to include a discussion of the reasons for this decrease. Financial Statements
Note 2. Summary of significant accounting policies
Prepayments, page F-10

3. It is unclear if the disclosed policy for prepayments on page F-10 is applicable to prepaid expenses or perhaps another asset such as receivables. Please revise your policy disclosure, if necessary, and advise us.
Note 17. Subsequent events, page F-30

4. Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).
General

5. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 27, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures.
       The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
       The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with
FirstName LastNameWanjun Yao
       little advance notice. We do not believe that your revised disclosure referencing the PRC
Comapany     NameTungray
       government   s    intentTechnologies
                              to strengthenInc.
                                            its regulatory oversight conveys
the same risk. Please
       revise  or advise.
October 30, 2023 Page 2
FirstName LastName
 Wanjun Yao
FirstName LastNameWanjun
Tungray Technologies Inc. Yao
Comapany
October 30,NameTungray
            2023        Technologies Inc.
October
Page 3 30, 2023 Page 3
FirstName LastName
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Anna Jinhua Wang